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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE
AUGUST 27, 1997

            FILM ROMAN APPOINTS DAVID PRITCHARD PRESIDENT AND CHIEF
                               EXECUTIVE OFFICER


NORTH HOLLYWOOD, CA. AUGUST 27, 1997 - Film Roman today announced the appointment of industry veteran David B. Pritchard to the position of President and Chief Executive Officer. Pritchard, who has extensive creative and corporate experience within the entertainment industry, will join Film Roman in September.

     With a career in the industry spanning over 16 years, Pritchard has experience in most aspects of TV and film production. In addition to various senior corporate roles at HBO and Gulf & Western (Paramount), Pritchard has established and operated two successful production companies.

     Phil Roman will remain as Chairman and will continue to play an active role in the company. Commenting on the appointment, Roman said, "We are delighted to have David aboard as President and CEO. This will allow me the opportunity to focus my efforts on the creative process which is what I enjoy most. I am looking forward to working with my creative team on the development of new animation products and allowing David to focus on the business aspects of the company."

     Pritchard was previously CEO and partner of Pritchard/Ecclesine, a live action and animated TV and Film Production company. It is anticipated that several of the productions currently underway will be transferred from Pritchard/Ecclesine to Film Roman for continued development. From 1990 through 1996, Pritchard was Founder and President of Popular Arts Entertainment, Inc. a broad based production company. Under his leadership, Popular Arts grew into one of the more successful reality television production companies producing pilots, specials, and series for Comedy Central, A&E, CBS, fX, New Line Syndication and more. As well, Pritchard was instrumental in creating several computer animation programs, including the award winning, "Dr. Katz Licensed Therapist" for Comedy Central. In 1995, Pritchard and Popular Arts produced one of the first interactive TV channels to air on Time Warner Full Service Network. The channel was a family home entertainment guide hosted by animated characters. From 1983 to 1989, Pritchard was vice president corporate affairs at HBO where he was responsible for all public and financial affairs including responsibility for relationships with Wall Street. From 1979 to 1983 he was director of corporate planning and human resources at Gulf & Western where, during his time the corporation acquired or divested over sixty different companies. Prior to 1979, Pritchard held various corporate positions, including vice president of financial planning at Chase Manhattan Bank, planning analyst
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with Schlumberger Ltd., and various management consultancy positions. He was educated at Missouri State University and Washington University in St. Louis.

     "We believe David Pritchard is the executive we have been looking for to run Film Roman. His superb track record, breadth and depth of entertainment industry experience make him an ideal candidate to lead the company into the future," said Roman. "With David leading the Corporation, I am confident we have an executive with the range of relevant corporate experience necessary to not only capitalize on the progress we have made to date but also to help return the company to profitability. David is joining the Company at an exciting time," concluded Roman.

     "Film Roman is emerging from its first year as a public company poised to strengthen shareholder value. This is a great time to be in the animation business and I am confident we can capitalize on the worldwide growth opportunities ahead of us," said David Pritchard. "Film Roman has a reputation as the standard bearer for prime time animation, and the Company has made a major contribution to Saturday morning, with "Bruno the Kid", "Bobby's World" and "Felix the Cat". All of these properties will continue to benefit from Film Roman's creative nurturing and supportive distribution relationships. In addition, the Company has a slate of strong projects in development, the ability to recognize and aggressively acquire new properties, and most of all, strong creative leadership from founder Phil Roman, who will remain very active. Finally, the Company is staffed with a wealth of talented people that can deliver the highest quality of animation on time and budget.

     "I can't wait to get to work," Pritchard concluded. "This is a dream job for someone with business judgment, and creative instincts who likes to work hard having fun selling cartoons."

     Film Roman is the Emmy Award-winning animation studio whose list of credits include "The Simpsons," "King of the Hill," "Bruno the Kid," "Bobby's World," and "The Mask."

     When used in the preceding discussion, the words "believes", "expects" or "intends to" and similar conditional expressions are intended to identify forward-looking statements. Such forward-looking statements relate to, among other things, profitability, potential revenue sources, liquidity, future strategies and growth plans. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Such risks and uncertainties include, but are not limited to, conditions in the general economy and the entertainment industry, access to distribution channels, demand for animated programming, the availablity of time slots for animated programming and other risks described under the caption
"Risks Related to the Business" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and in the Company's other SEC reports and filings. Actual results could differ materially from these forward-looking statements.
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     For more information about Film Roman via facsimile at no cost, simply call
1-800-PRO-INFO and dial client code "ROMN."